SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101.  Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Integrated Healthcare Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45821T 10 8

(CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
96,000,000
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
96,000,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
27.3%1
14		TYPE OF REPORTING PERSON (See Instructions)
IA, PN

(1)  The percentages used herein and in the rest of this Schedule 13D are calculated based upon 255,307,262 shares outstanding as of August 7, 2013 as reported in the Issuer’s Form 10-Q filed on August 14, 2013 and includes 96,000,000 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
96,000,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 96,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
27.3%2
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(2)  The percentages used herein and in the rest of this Schedule 13D are calculated based upon 255,307,262 shares outstanding as of August 7, 2013 as reported in the Issuer’s Form 10-Q filed on August 14, 2013 and includes 96,000,000 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
96,000,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 96,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
27.3%3
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(3)   The percentages used herein and in the rest of this Schedule 13D are calculated based upon 255,307,262 shares outstanding as of August 7, 2013 as reported in the Issuer’s Form 10-Q filed on August 14, 2013 and includes 96,000,000 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

Explanatory Note

This amendment is being filed to amend the Schedule 13D originally filed by Silver Point Capital, L.P., Edward A. Mulé and Robert J. O’Shea on April 23, 2010, as amended by Amendment No. 1 to Schedule 13D filed on July 6, 2010 and Amendment No. 2 to Schedule 13D filed on February 12, 2013 (as amended, the “Schedule 13D”).  Defined terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the originally filed Schedule 13D.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by inserting the following as the new last paragraph:

As described in Item 4 below, the proposed acquisition by the Fund of additional shares as described in Item 4 below would be made using the investment capital of the Fund.

Item 4.                      Purpose of Transaction

Item 4 is hereby amended by inserting the following as the new last paragraphs:

On or about September 11, 2013, based on negotiations between SPCP, on the one hand, and Kali P. Chaudhuri, M.D. (“Chaudhuri”) and KPC Resolution Company, LLC (such persons being referred to collectively as the “Chaudhuri Shareholders”), on the other hand, the Reporting Persons, and certain of their affiliates, including SPCP, may be deemed to have the plans or proposals relating to the potential acquisition of additional shares of the Issuer or a successor entity thereto as described below.

SPCP is currently negotiating the terms and conditions of a first lien term loan pursuant to which SPCP would make a loan to an entity controlled by the Chaudhuri Shareholders (such entity being referred to as the ”Chaudhuri Affiliate” and such loan being referred to as the "Chaudhuri Loan") for the purpose of, among other things, the Chaudhuri Affiliate acquiring 73,798,430 shares of Common Stock beneficially owned by Orange County Physicians Investment Network, LLC (“OCPIN”), 19,812,000 shares of Common Stock beneficially owned by Anil V. Shah (“Shah”) and 6,500,000 shares of Common Stock beneficially owned by Harry Lal (collectively, the “Selling Shareholders”, and such acquisition, the “Proposed Share Acquisition”).  The purchase price for the Common Stock pursuant to the Proposed Share Acquisition is expected to be $0.203 per share of Common Stock.  It is contemplated that the Proposed Share Acquisition will be conditioned on, among other things, the settlement of certain litigation and disputes involving Chaudhuri, OCPIN, Shah and others.

As a result of such Proposed Share Acquisition, the Chaudhuri Affiliate would own in excess of 90% of the issued and outstanding shares of Common Stock and it is contemplated that it would then seek to consummate a second step, “short-form” merger in accordance with the laws of the State of Nevada pursuant to which all other shareholders of the Issuer would receive merger consideration that would approximate the consideration per share received by the Selling Shareholders (the Proposed Share Acquisition together with the second-step merger being referred to as the “Proposed Acquisition”) and the Chaudhuri Loan would be assumed by the Issuer.  It is further contemplated that following consummation of the Proposed Acquisition, the Chaudhuri Affiliate would then seek to terminate the registration of the shares of Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

In connection with the Proposed Acquisition, it is contemplated that each of the Reporting Persons and the Chaudhuri Shareholders would exercise their existing warrants to acquire, in cashless exercises, additional shares of Common Stock and/or take such other action as may be necessary or appropriate so that, immediately following the consummation of the Proposed Acquisition, the Reporting Persons and their affiliates would collectively own 25% of the issued and outstanding capital stock of the Issuer and the Chaudhuri Shareholders would beneficially own the remainder of the capital stock of the Issuer.

In addition, in connection with the Proposed Acquisition, the Chaudhuri Shareholders and the Reporting Persons, and certain of their respective affiliates, propose to enter into an agreement to govern certain rights and obligations of the parties after the closing of Proposed Acquisition, including with respect to (i) the governance of the Issuer (including rights of the Reporting Persons to designate a minority portion of the Issuer’s governing body and consent rights with respect to certain fundamental business transactions), (ii) transfer restrictions and (iii) “tag-along”, “drag-along” and other buy/sell rights among them.

The foregoing description of the Proposed Acquisition and the transactions and agreements contemplated thereby are preliminary in nature and solely represent the current plans or proposals of the Reporting Persons and their affiliates at this time.  Because the foregoing descriptions are merely a summary of the Reporting Persons’ plans or proposals at this particular time, there can be no assurance that definitive documentation relating to the foregoing will ever be entered into or that any of the foregoing transactions contemplated by the Proposed Acquisition will ever be consummated.

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.  In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law, to (i) purchase shares of Common Stock or other securities of the Issuer, (ii) sell or transfer the Warrants or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, Warrants or Common Stock or other securities of the Issuer owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (v) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding Common Stock.

In addition, the Reporting Persons may exercise from time to time their various respective rights to purchase Common Stock as described in this Schedule 13D, as well as the other rights conferred by the Warrants.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed in Item 4 above is incorporated herein by reference.

Item 7.                      Material to be filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated as of September 12, 2013, by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2013

SILVER POINT CAPITAL, L.P.
By: /s/ Frederick H. Fogel
Name: Frederick H. Fogel
Its: Authorized Signatory
/s/ Edward A. Mulé
Edward A. Mulé, individually
/s/ Robert J. O’Shea
Robert J. O’Shea, individually

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  September 12, 2013

SILVER POINT CAPITAL, L.P.
By: /s/ Frederick H. Fogel
Name: Frederick H. Fogel
Its: Authorized Signatory
/s/ Edward A. Mulé
Edward A. Mulé, individually
/s/ Robert J. O’Shea
Robert J. O’Shea, individually